

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

April 15, 2008

Mr. John F. Metcalfe
President
Holmes Biopharma, Inc.
8655 East Via De Ventura
Suite G-200
Scottsdale, Arizona 85258

> **Re: Holmes Biopharma, Inc.**
> **Item 4.02 Form 8-K**
> **Filed April 14, 2008**
> **File No. 0-31129**

Dear Mr. Clishem:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed April 14, 2008

1. The date of the report on the cover page should represent the date your Chief Financial Officer concluded that your previously issued financial statements should no longer be relied upon as disclosed in the first paragraph of Item 4.02. Please revise or advise.

2. We note from the disclosure in your annual report on Form 10-K filed April 14, 2008 that you restated your financial statements for the first three quarterly

periods of fiscal 2007. Yet, you did not identify those financial statements as financial statements that should not longer be relied upon. Please revise or tell us why your financial statements for those periods can still be relied upon. Refer to Item 4.02(a)(1) of Form 8-K.

3.   We note from the disclosure in your annual report on Form 10-K filed April 14, 2008 that common stock issued for services was not recognized in income or additional paid-in capital. Yet, it appears that the share-based payment was presented as an adjustment to reconcile net loss to net cash used in operating activities. Please tell us how you initially recorded the transaction and facts and circumstances that resulted in the share-based payment accounting error. In your response, also address your initial cash flow presentation of stock issued for services in cash flows from operating activities and issuance of common stock, net of offering costs, in cash flows from financing activities. In addition, tell us why you believed that your initial accounting treatment and financial statement presentations were appropriate.

4.   Please revise to describe the error in your statement of cash flows. Refer to Item 4.02(a)(2) of Form 8-K.

5.   When you file the amendment to Form 10-KSB for the fiscal year ended December 31, 2006, please describe the effect of the restatement on your officers' conclusions regarding the effectiveness of your disclosure controls and procedures. See Item 307 of Regulation S-B. If the officers' conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers' conclusions.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3336. In my absence, you may direct your questions to William Thompson, Branch Chief, at (202) 551-3344.

Sincerely,

Adam Phippen
Staff Accountant